Exhibit 99.1

Amendment No. 3 to the

Globant S.A.

2014 Equity Incentive Plan

May 19, 2021

RECITALS

A.       By a decision dated July 2, 2014, the board of directors (the “Board”) of Globant S.A., a société anonyme incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 37A, avenue J.F. Kennedy, L-1855 Luxembourg, registered with the Luxembourg trade and companies register under number B 173727 (the “Company”), adopted the Company’s 2014 Equity Incentive Plan (the “Plan”).

B.        Pursuant to Section 7(g) of the Plan, the Board is authorized to amend the Plan at any time.

C.        On May 9, 2016 the Board resolved to amend the Plan to increase the total number of common shares, par value $1.20 per share (“Common Shares”), available for grant by an additional amount of 2,000,000 Common Shares, which amendment was duly signed and documented on June 2, 2016.

D.       On February 13, 2019, the Board resolved a new amendment to the Plan to increase the total number of Common Shares available for grant by an additional amount of 2,000,000 Common Shares, which amendment was duly signed and documented on April 12, 2019.

E.        On May 18, 2021 the Board resolved to amend the Plan to decrease the total number of Common Shares available for grant by an amount of 1,600,000 Common Shares (this “Amendment”).

AMENDMENT

1.	The first paragraph of Section 4 of the Plan is hereby deleted in its entirety and replaced with the following:

“Subject to adjustments as provided in Section 7(d) of this Plan, effective as of May 19, 2021, the number of Common Shares that may be issued (x) with respect to Awards granted under the Plan shall not exceed an aggregate of 4,066,667 shares since inception, (y) from and after May 19, 2021 pursuant to existing or future Awards under the Plan shall not exceed an aggregate of 1,901,238 shares, and (y) pursuant to incentive stock options intended to qualify under Code section 422 shall not exceed an aggregate of 150,000 shares since inception. Subject to the provisions of the law, the Company shall maintain an authorized capital comprising such number of shares for Awards under the Plan, subject to adjustments as provided in Section 7(d) of the Plan. If any Award, or portion of an Award, under the Plan expires or terminates unexercised, becomes unexercisable, is settled in cash without delivery of Common Shares, or is forfeited or otherwise terminated or canceled as to any shares, the shares subject to such Award shall thereafter be available for further Awards under the Plan. Notwithstanding anything herein to the contrary, shares used to pay the exercise price of an Award or tax obligations shall not be available again for other Awards under the Plan.”

2.	Except as set forth in this Amendment, the Plan shall be unaffected hereby and shall remain in full force and effect.

In Witness Whereof, the undersigned has caused this Amendment to be executed as of the date first set forth above.

By:	/s/ Sol Mariel Noello
Name: Sol Mariel Noello
Title: General Counsel